EXHIBIT 4.2

PENGROWTH ENERGY CORPORATION

DIVIDEND REINVESTMENT
AND
OPTIONAL COMMON SHARE PURCHASE PLAN

PENGROWTH ENERGY CORPORATION

DIVIDEND REINVESTMENT AND
OPTIONAL COMMON SHARE PURCHASE PLAN

Summary of the Features of the Plan

●
This Dividend Reinvestment and Optional Common Share Purchase Plan (this “Plan”) of Pengrowth Energy Corporation (“Pengrowth”) permits eligible holders (“Shareholders”) of common shares of Pengrowth (“Common Shares”) to elect to reinvest their cash dividends from Common Shares, net of withholding tax, if any, into additional Common Shares.  Shareholders resident in the United States will be eligible to participate in this Plan once Pengrowth determines to file a registration statement under the United States Securities Act of 1933, as amended, such registration statement becomes effective and Pengrowth satisfies all other necessary regulatory requirements.  Shareholders who are resident in the United States who participate in this Plan, once residents of the United States are eligible to participate, together with all other participants who are already receiving payment of cash dividends in United States dollars, are referred to in this Plan as “U.S. Participants”.

●
Participants in this Plan may make optional cash payments of up to Cdn$1,000 per month (the “Maximum Contribution Amount”) or, for U.S. Participants, US$1,000 per month or such other amount as may be determined by the Board of Directors of Pengrowth (the “Maximum U.S. Contribution Amount”).

●
Except in the case of the $0.07 distribution (the “Final Distribution”) declared and payable by Pengrowth Energy Trust (the “Trust”) under a Plan of Arrangement made effective December 31, 2010 (the “Arrangement”) to Shareholders who were deemed to be participants in this Plan pursuant to the Arrangement, the price for Common Shares issued by Pengrowth from treasury under this Plan will be equal to 95% of the weighted average closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”), if applicable, for each of the 5 trading days immediately preceding the date on which Pengrowth pays a cash dividend to its Shareholders (the “Cash Dividend Date”).  In the case of the Final Distribution, the price for the Common Shares issued by Pengrowth from treasury under this Plan will be equal to 95% of the weighted average closing price of the Common Shares and/or trust units of the Trust for each of the 20 trading days immediately prior to the payment date of the Final Distribution. See “Price of Common Shares” below.

●	Only holders of Common Shares shall be eligible to participate in this Plan.

●
In the event that Pengrowth causes a registration statement with respect to this Plan to become effective and later determines not to maintain the effectiveness of the registration statement, then unless Pengrowth receives legal advice that such registration is not required for residents of the United States to participate in this Plan, all participants resident in the United States will be deemed to have terminated their participation.

●
Participants do not pay any costs associated with this Plan including the payment of brokerage commissions.  However, Shareholders who enroll in this Plan through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee.

●
Statements of account are mailed to each registered participant in this Plan on a monthly basis, detailing the investments made on their behalf.  Shareholders who enroll in this Plan through a broker, trust company, bank or other nominee will receive statements in accordance to their agreement with their nominees.

Purpose

This Plan allows eligible Shareholders to purchase additional Common Shares, conveniently and economically, by reinvesting their cash dividends, net of any withholding tax, or by making optional cash payments.

Participation

Registered Shareholders are eligible to enroll in this Plan, which they may do by duly completing an enrollment form online or by downloading and duly completing a reinvestment enrollment form from www.computershare.com/investorcentrecanada or www.pengrowth.com and delivering it to Computershare Trust Company of Canada (the “Plan Agent”).  Beneficial owners of Common Shares whose Common Shares are not registered in their own names may participate in this Plan by either: (a) having their Common Shares transferred into their own names or (b) by instructing their broker, trust company, bank or other nominee to participate in this Plan on their behalf while maintaining the Common Shares in their nominee’s account.  It is not necessary for beneficial owners of Common Shares to remove their Common Shares from their account with a broker or other nominee to enroll in this Plan. Shareholders resident in the United States will not be eligible to participate in this Plan until Pengrowth determines to file a registration statement under the United States Securities Act of 1933, as amended, such registration statement becomes effective and Pengrowth satisfies all other necessary regulatory requirements.  Once a Shareholder has enrolled in this Plan, participation continues automatically unless terminated in accordance with the terms of this Plan.

Under the terms of this Plan, registered holders of Common Shares may direct the Plan Agent:

(a)	to reinvest cash dividends, net of any withholding tax, on all Common Shares registered in a particular name by purchasing Common Shares; and

(b)	to also invest optional cash payments by purchasing additional Common Shares.

An eligible registered holder shall become a participant in this Plan in regard to the reinvestment of cash dividends as of the date for the determination of Shareholders of record (the “Record Date”) for the payment of a cash dividend following receipt by the Plan Agent of a duly completed enrollment form, provided the enrollment form is received by the Plan Agent no later than five business days prior to the Record Date.  If an enrollment form is received by the Plan Agent after such date, the cash dividend will be paid to the Shareholder in the usual manner and participation in this Plan will be considered for the next Cash Dividend Date.  The Cash Dividend Date is the 15th day of each month, or if that day is not a business day, the first business day following the 15th day of the month, provided that the board of directors of Pengrowth has the discretion to elect to suspend dividends, discontinue dividends altogether or have only quarterly Cash Dividend Dates.  The Record Date for any Dividend will be ten business days prior to the Cash Dividend Date, or such other date as determined by the board of directors of Pengrowth.

Participants in this Plan may invest optional cash payments up to the Maximum Contribution Amount or the Maximum U.S. Contribution Amount, as applicable, by forwarding a cheque in Canadian dollars (U.S. dollars for U.S. Participants) payable to “Computershare Trust Company of Canada” together with a duly completed Optional Cash Purchase – Participant Declaration or Contribution Voucher form.  An Optional Cash Purchase – Participant Declaration or Contribution Voucher form is inserted with each statement of account and may also be obtained from the Plan Agent at the address below or online at www.pengrowth.com.  A nominee Shareholder who wishes to make optional cash payments on behalf of one or more beneficial owners must make the declaration set forth in the optional cash payment form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Common Shares that are registered in the nominee’s name, (ii) it has applied to participate in this Plan on behalf of each such beneficial owner, and (iii) not more than the Maximum Contribution Amount or the Maximum U.S. Contribution Amount, as applicable, is being paid on behalf of each beneficial owner.  Optional cash payments may be submitted at any time.  However, optional cash payments will only be applied to the purchase of Common Shares on a Cash Dividend Date and must be received by the Plan Agent by 5:00 p.m. Eastern Standard Time on, or before, the Record Date relating to the Cash Dividend Date to be eligible to be invested on the Cash Dividend Date.  Payments received after such time will be considered for investment on the following Cash Dividend Date.  Cheques received by the Plan Agent in respect of optional cash payments will be cashed as soon as practicable by the Plan Agent to ensure that payment will not be denied for insufficient funds by the Cash Dividend Date.  No interest will be paid on any amounts held pending investment.

There is no obligation to make an optional cash payment (whether or not a prior optional cash payment has been made) and the amount (subject to the limit stipulated above) may vary from time to time.

Where a participant in this Plan acquires additional Common Shares and registers them in the same manner as the participant’s original Common Shares, the newly acquired Common Shares will also receive Dividend Reinvestment.  If the registration is not exactly the same, the additional Common Shares will not be automatically enrolled in this Plan.  Where a participant in this Plan who is not a registered holder of Common Shares acquires additional Common Shares, the participant must determine from their broker, trust company, bank or other nominee whether or not the newly acquired Common Shares will receive Dividend Reinvestment.

Method of Purchase

Cash dividends payable on Common Shares enrolled in this Plan will be applied automatically on each Cash Dividend Date to the purchase of Common Shares from treasury.

Cash dividends that are to be applied to the purchase of Common Shares in respect of U.S. Participants (and any other participants who are not resident in Canada) will be determined net of deductions for withholding taxes. If any amounts are subsequently refunded in respect of such withholding taxes by the Canada Revenue Agency they will be forwarded directly to each Shareholder and shall not be used to purchase additional Common Shares pursuant to this Plan.  The Plan operates in Canadian funds and, as a result, the price of Common Shares acquired through both the reinvestment of cash dividends and the optional cash payment will be reflected in Canadian dollars.  The Bank of Canada noon rate on the relevant Record Date will be applied to all dividends received in U.S. dollars, for the sole purpose of determining the amount of the dividends reinvested in Canadian dollars.

Optional cash payments will be applied to purchase additional Common Shares from treasury on the Cash Dividend Date.  The Bank of Canada noon rate on the relevant Cash Dividend Payment Date will be applied to all optional cash payments received in U.S. dollars, for the sole purpose of determining the amount of optional cash payments to be reinvested in Canadian dollars.  Pengrowth may not issue pursuant to optional cash payments more than the maximum number of Common Shares from treasury permitted by applicable laws and regulatory policies in any financial year (as at January 2011 this maximum was equal to 2% of the number of Common Shares outstanding at the start of the financial year). Pengrowth and the Plan Agent will not accept any optional cash payments beyond this limit.

A participant’s account will be credited with the number of additional Common Shares, including fractions computed to six decimal places, which is equal to the amount to be invested for such a participant divided by the applicable purchase price.  Full investment of cash dividends and optional cash payments is possible under this Plan because fractions of Common Shares as well as whole Common Shares will be credited to a participant’s account.  The rounding of any fractional interest is determined by the Plan Agent using such methods as it deems appropriate in the circumstances.

Any optional cash payments that have not been previously applied to purchase Common Shares will be applied to purchase Common Shares on the Cash Dividend Date provided that such amounts were in the participant’s account on the Record Date.

Common Shares issued pursuant to this Plan will initially be registered in the name of Computershare Trust Company of Canada, as Plan Agent for the participants.  If Computershare Trust Company of Canada ceases to act as the Plan Agent under this Plan, another plan agent will be designated by Pengrowth.

Price of Common Shares

The price of the Common Shares issued from treasury for either reinvesting cash dividends or investing optional cash payments, will be equal to 95% of the weighted average closing price of the Common Shares on the TSX for each of the 5 trading days immediately preceding the Cash Dividend Date.

Except in the case of the Final Distribution declared and payable by the Trust under the Arrangement to Shareholders who were deemed to be participants in this Plan pursuant to the Arrangement, the price for Common Shares issued by Pengrowth from treasury under this Plan will be equal to 95% of the weighted average closing price of the Common Shares on the TSX for each of the 5 trading days immediately preceding the Cash Dividend Date. In the case of the Final Distribution, the price for the Common Shares issued by Pengrowth from treasury under this Plan will be equal to 95% of the weighted average closing price of the Common Shares and/or the trust units of the Trust for each of the 20 trading days immediately prior to the payment date of the Final Distribution.

Costs

There is no charge to participants for reinvesting dividends or for investing optional cash payments pursuant to this Plan.  The Plan Agent’s fees for reinvesting dividends and for investing optional cash payments will be paid by Pengrowth.  No brokerage charges will be incurred with respect to the issuance of Common Shares from treasury for reinvesting Dividends or for investing optional cash payments.  However, Shareholders who enroll in this Plan through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee.

Federal Anti-Terrorism and Anti-Money Laundering Legislation

Federal anti-terrorism and anti-money laundering legislation requires that Participants wishing to make optional cash payments provide certain personal information.  If an optional cash payment is being made, Participants will be required to complete the Optional Cash Purchase – Participant Declaration Form and submit to the Plan Agent with their completed Enrollment and Authorization Form.

Statements of Account

The Plan Agent will maintain an account for each participating registered Shareholder in this Plan.  A statement of account will be mailed by the Plan Agent to each participating registered Shareholder approximately three weeks after each investment, on a monthly basis.  This statement will set out the amount of the cash dividends paid on the participant’s Common Shares for the relevant period, the amount of withholding tax deducted, if any, the total amount of any optional cash payments received from this participant during the period, the number of additional Common Shares purchased through this Plan for the period, the dates of these purchases, the applicable purchase price per Common Share and the updated total number of Common Shares being held for the participant in this Plan.  These statements are a participant’s continuing record of the cost of purchases and should be kept for tax purposes.  In addition, each participant will receive the appropriate information annually for reporting dividends for tax purposes.  Beneficial holders will receive statements from their brokerage, bank, trust company or other nominee pursuant to their agreements with such nominees.

Withdrawal of Common Shares

For registered holders, generally, Common Shares purchased through this Plan will be held for participants and reported on the statement of account.  Such Common Shares may not be sold, pledged or otherwise transferred by a participant.  Participants who wish to sell, pledge or otherwise transfer all or part of such Common Shares or who otherwise wish to have them registered in their names, but do not wish to terminate their participation in this Plan, may do so by duly completing the withdrawal portion of the voucher located on the reverse of the statement of account and sending it to the Plan Agent.  A duplicate statement copy containing the voucher may be obtained from the Plan Agent at the address below or online at www.pengrowth.com.  Certificates will generally be issued to a participant within three weeks of receipt by the Plan Agent of the withdrawal request.  Certificates will not be issued for fractions of a Common Share.  Please note that cash dividends on the certificated Common Shares will, until such Common Shares are sold or otherwise transferred, continue to be reinvested under this Plan, as will cash dividends on any Common Shares remaining in the participant’s account.

Plan accounts are maintained in the names in which certificates were registered with Pengrowth at the time the participant enrolled in this Plan.  Consequently, certificates for whole Common Shares withdrawn from this Plan will be registered in exactly the same manner when issued.

Termination of Participation

Registered participants may terminate their participation in this Plan by duly completing the termination portion of the voucher on the reverse of the statement of account and sending it to the Plan Agent.  A duplicate statement copy containing the voucher may be obtained from the Plan Agent at the address below.  If the termination request form is not signed by the registered holder, sufficient evidence of another’s authority to act on behalf of the registered holder must be supplied.  If the termination request form is not received by the Plan Agent at least five business days before a Record Date, settlement of the participant’s account will not commence until after the next investment has been completed.

If a participant in this Plan sells or transfers Common Shares that were previously registered in their name, reinvestment of dividends will cease in respect of the Common Shares that have been sold or transferred.  Common Shares enrolled in this Plan that remain registered in the name of the participant will continue to receive Dividend Reinvestment.

Generally, a request for termination will be processed within three weeks of the receipt by the Plan Agent of the termination request form or within three weeks after the next Cash Dividend Date.  No termination request will be processed between the Record Date and the date that is five business days following receipt from Pengrowth of the price of the Common Shares for the purposes of the reinvestment of dividends.

When a participant terminates its participation in this Plan or when this Plan is terminated by Pengrowth, the participant will receive a certificate for the whole Common Shares in the participant’s account, a cheque, in Canadian or U.S. funds, as applicable, representing payment for any fraction of a Common Share and the return of any uninvested optional cash payments within three weeks of the receipt by the Plan Agent of the termination request form or within three weeks after the next Cash Dividend Date.  The cash payment for any fraction of a Common Share will be based on the price at which Common Shares would have been issued from treasury on the preceding Cash Dividend Date, regardless of whether any Common Shares were actually issued from treasury.  The Plan Agent will not sell Common Shares on behalf of a participant or pay cash to a participant other than in respect of fractional Common Shares and in respect of any uninvested optional cash payments.

Participation in this Plan will be terminated upon receipt by the Plan Agent of evidence satisfactory to the Plan Agent of Pengrowth of the death of a participant.  In such case, a certificate for the whole Common Shares in the participant’s account will be issued in the name of the estate of the deceased participant along with a cheque representing payment for any fraction of a Common Share in the account and the return of any uninvested optional cash payments to the estate of the deceased participant.  Requests for issuance of a certificate and/or a payment for a fractional Common Share in the name of an estate must be accompanied by appropriate documentation.

After termination of participation in this Plan, all cash dividends will be paid to the registered holder of the Common Shares by cheque.

Offerings

If Pengrowth makes available to its registered Shareholders any rights to subscribe for additional Common Shares or other securities, rights and certificates will be forwarded to participants in this Plan in proportion to the number of whole Common Shares being held for them.  Such rights will not be made available for any fraction of a Common Share held for a participant.

Common Share Dividends and Common Share Splits

Any Common Share dividend (other than a Common Share dividend paid as a result of participation in this Plan) and any Common Shares resulting from a Common Share split, will be credited to the participant’s account based on the whole and fractional Common Shares being held for the participant in this Plan.  Certificates for Common Shares resulting from such a Common Share dividend or Common Share split on Common Shares held in certificate form by a participant will be mailed directly to the participant in the same manner as to holders of Common Shares who are not participating in this Plan.

Common Share Voting

Pengrowth will mail to all participants proxy materials including a form of proxy representing both the Common Shares for which they have certificates and the whole number of Common Shares held under this Plan.  Common Shares will be voted in accordance with the directions on proxy cards duly executed and timely returned.

Responsibilities of Pengrowth and the Plan Agent

Neither Pengrowth nor the Plan Agent shall be liable for any act undertaken or omitted in good faith, or have any duties, responsibilities or liabilities except as are expressly set forth in this Plan or as required by law.  In particular, Pengrowth and the Plan Agent must comply with all applicable laws now or hereafter in force which may impose a duty to permit any properly authorized party to have access to and examine and make copies of any records relating to this Plan.

Participants should recognize that neither Pengrowth nor the Plan Agent can assure a profit or protect against a loss on Common Shares purchased under this Plan.

Amendment, Suspension or Termination of this Plan

Pengrowth reserves the right to amend, suspend or terminate this Plan at any time, but such action shall have no retroactive effect which would prejudice the interests of the participants.  Without limiting the generality of the foregoing, Pengrowth may suspend or terminate this Plan with respect to the residents of any jurisdiction in which compliance with applicable securities laws would be, in the sole judgment of Pengrowth, impracticable or unduly expensive.  Any amendment to this Plan must be pre-cleared by the TSX.  Participants will be sent written notice of any such amendment, suspension or termination that affects them.  If this Plan is terminated by Pengrowth, participants will receive a certificate registered in their name for whole Common Shares being held for them, a cheque in payment for any fraction of a Common Share and the return of any uninvested optional cash payments.

Notices

All notices required to be given to a participant in this Plan will be mailed to the participant at the most recent address shown on the records of the Plan Agent.

All communications to the Plan Agent and requests for forms or information regarding this Plan, should be directed to:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario
M5J 2Y1
Canada

Attention:        Dividend Reinvestment Department

or by calling the National Customer Contact Centre
at 1-800-564-6253 (Toll free in North America) or (514) 982-7555 or by visiting www.computershare.com/services

Use of Proceeds

Proceeds received by Pengrowth from the issuance of Common Shares from treasury pursuant to this Plan will be used to increase working capital and for other general purposes.

Effective Date

The effective date of this Plan is December 31, 2010.

DIVIDEND REINVESTMENT AND OPTIONAL
COMMON SHARE PURCHASE PLAN

FREQUENTLY ASKED QUESTIONS

FAQs

1.	What is the Dividend Reinvestment and Optional Common Share Purchase Plan (“DRIP”)?

The DRIP provides a convenient and cost-effective method for shareholders to maximize their investment in Pengrowth by:

(a)
Enabling Canadian or U.S. residents to purchase additional common shares, at a five percent discount to the average market price (as defined in the Plan), through the reinvestment of their monthly dividends,

(b)	Allowing participating shareholders the opportunity to purchase additional common shares through the optional cash payment option.

If you are an eligible shareholder and elect to participate in the dividend reinvestment component of the Plan, you are entitled to acquire additional common shares at a five percent discount to the Average Market Price. This component provides shareholders with a mechanism to reinvest their monthly dividends into additional shares of Pengrowth, thereby compounding their rate of return.

In addition, participants may make optional cash investments in additional common shares through the optional common share purchase component of the DRIP. This component is limited to a maximum amount of Cdn $1,000 (U.S. $1,000 for U.S. participants) per month.

2.	Who is eligible to participate in the DRIP?

Except as noted, holders of at least one common share who are resident in Canada and the United States may participate in the DRIP. Registered shareholders who elect to participate will be required to complete the enrollment form and deliver it to Computershare Trust Company of Canada (“Computershare”).

The manner to which you may participate will depend on the manner in which you hold your common shares. If you are a registered owner, you may directly enroll in the Plan by completing an enrollment form and sending it to Computershare. (A registered shareholder is generally defined as a shareholder whose common shares are registered in their own name and they physically hold the common share certificate).

Beneficial owners whose common shares are not registered in their own names may participate in the DRIP by either: (a) having their common shares transferred into their own names or (b) by instructing their broker, trust company, bank or other nominee to participate in the DRIP on their behalf while maintaining the common shares in their nominee’s account.

IT IS NOT NECESSARY FOR BENEFICIAL OWNERS OF COMMON SHARES TO REMOVE THEIR COMMON SHARES FROM THEIR ACCOUNT WITH A BROKER OR OTHER NOMINEE TO ENROLL IN THE DRIP.

Once a shareholder has enrolled, participation continues automatically unless terminated in accordance with the terms of the DRIP.

FAQs

3.	How do I receive the five percent discount?

Participating shareholders will automatically receive the five percent discount once enrolled in the DRIP.  On each dividend payment date, Pengrowth will pay to Computershare all cash dividends made on your common shares which are enrolled in the DRIP. Computershare will use those funds together with any optional cash payments received from you that are eligible to be invested on that dividend payment date to purchase new common shares directly from Pengrowth at a five percent discount to the Average Market Price.  A participant’s account will be credited with the number of additional common shares including fractions computed to six decimal places based on the five percent discount.

4.	What will be the price of new common shares purchased and how is the price determined?

The price of the common shares issued from treasury for either reinvesting cash dividends or investing optional cash payments, will be equal to the Average Market Price, which is calculated as 95 percent of the weighted average closing price of the common shares on the Toronto Stock Exchange (“TSX”) for each of the 5 trading days immediately preceding the date on which Pengrowth will pay a cash dividend to its shareholders (the “cash dividend date”). This price will be converted to U.S. dollars based on the inverse of the noon buying rate for U.S. dollars at the Bank of Canada on the cash dividend payment date and will be applied to U.S. dollar optional contributions.

5.	Are there any costs associated with the plan?

The DRIP provides a convenient and cost-effective way for shareholders to increase their investment in Pengrowth without having to incur additional costs. Generally, participants do not pay any costs associated with the DRIP, including brokerage commissions, service charges or brokerage fees. However, shareholders who enroll in the DRIP through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee.

6.	How do I make the extra cash payment? What is the deadline for cash payments to be included each month?

Registered shareholders who participate in the DRIP may invest optional cash payments up to the maximum contribution of Cdn $1,000 (U.S. $1,000 for U.S. participants) as applicable, by forwarding a certified or personal cheque in Canadian dollars (U.S. dollars for U.S. participants) payable to “Computershare Trust Company of Canada” together with a duly completed Optional Cash Purchase – Participant Declaration or Contribution Voucher form.  An Optional Cash Purchase – Participant Declaration or Contribution Voucher form is inserted with each statement of account and may also be obtained from Computershare or you can download the form from www.pengrowth.com.

A nominee shareholder who wishes to make optional cash payments on behalf of one or more beneficial owners must make the declaration set forth in the optional cash payment

FAQs

form that (a) it is making the optional cash payment on behalf of one or more beneficial owners of common shares that are registered in the nominee’s name; (b) it has applied to participate on behalf of each such beneficial shareholder; and (c) not more than the maximum contribution amount (Cdn $1000) or the maximum U.S. contribution amount (U.S. $1,000), as applicable, is being paid on behalf of each beneficial shareholder.

Optional cash payments may be submitted at any time.  However, optional cash payments will only be applied to the purchase of common shares on a cash dividend date and must be received by Computershare by 5:00 p.m. Eastern Time on, or before, the Record Date relating to the cash dividend date to be eligible to be invested on the cash dividend date.  Payments received after such time will be considered for investment on the following cash dividend date. No interest will be paid on any amounts held pending investment.

7.	Are the common shares bought under the optional payment eligible for the five percent discount?

             Yes.

8.	What are the tax consequences of participating in the plan?

The taxation is the same as if you purchased your common shares without a DRIP. Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of cash dividends that are reinvested in common shares.

In the case of United States participants who are entitled to the benefits of the Canada-United States Income Tax Convention (1980), a 15 percent Canadian withholding tax will apply on all dividends received. There is no Canadian withholding tax for U.S. tax exempt investors.

All shareholders should consult their own tax advisors concerning the implications of participation in the DRIP in regards to their own particular circumstances.

9.	Can I join if my common shares are in my IRA or other tax-exempt account?

Yes, any account that is eligible to purchase common shares can be used for the DRIP.

For Registered Shareholders Participating in the DRIP

10.	Can I get certificates for my new common shares?

Typically, Computershare will keep track of the common shares and not issue certificates automatically. You may request certificates for whole common shares by completing the withdrawal portion on the back of the monthly statement you receive.

FAQs

11.	How do I terminate my participation?

Participants may terminate their participation in the DRIP by duly completing the termination portion of the voucher on the reverse of the statement of account and sending it to Computershare.

12.	Do I get a statement?

Statements of account will be mailed to each participant in the DRIP on a monthly basis, detailing the investments made on their behalf.

13.	Can I sell my common shares at any time?

Generally, common shares purchased through the DRIP will be held for registered participants and reported on the statement of account.  Such common shares may not be sold, pledged or otherwise transferred by a participant.  Participants who wish to sell, pledge or otherwise transfer all or part of such common shares or who otherwise wish to have them registered in their names, but do not wish to terminate their participation in the DRIP, may do so by duly completing the withdrawal portion of the voucher located on the reverse of the statement of account and sending it to the Computershare.

14.	Where can I get the forms?

You can enroll online or download the forms from: www.computershare.com/investorcentrecanada

You can also call the National Customer Contact Centre at 1-800-564-6253 (Toll free in North America) or (514) 982-7555 or by visiting www.computershare.com/service.

You may also call Pengrowth investor relations at 1-888-744-1111.

15.	How do I contact Computershare?

By mail:	By phone:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Canada Attn: Dividend Reinvestment Department	National Customer Contact Centre 1-800-564-6253 or (514) 982-7555